UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. ___)
Applix, Inc.

(Name of Subject Company)
Applix, Inc.

(Names of Person(s) Filing Statement)
Common Stock, $0.0025 par value per share

(Title of Class of Securities)
038316105

(CUSIP Number of Class of Securities)
Applix, Inc.
289 Turnpike Road
Westborough, Massachusetts 01581
Attention: David C. Mahoney, President and Chief Executive Officer
(508) 870-0300

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)
☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information
Cautionary Statement Regarding Forward-Looking Statements

Important Information
THIS FILING IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF COMMON STOCK OF APPLIX, INC. ( “APPLIX”) WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT COGNOS INCORPORATED (“COGNOS”) INTENDS TO FILE WITH THE SEC. ONCE FILED, APPLIX’S STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, APPLIX’S STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM COGNOS.
Cautionary Statement Regarding Forward-Looking Statements
Certain statements in this filing regarding the proposed transaction between Cognos and Applix, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Cognos’ or Applix’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 138.4(9) of the Ontario Securities Act. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including a sufficient number of Applix shares being tendered, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate Applix’s operations into those of Cognos; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Applix may be difficult; Cognos and Applix are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; Cognos is dependent on large transactions; customer decisions are influenced by general economic conditions; third parties may claim that either party’s products infringe their intellectual property rights; fluctuations in foreign currencies could result in transaction losses and increased expenses; acts of war and terrorism may adversely affect either party’s business; the volatility of the international marketplace; and the other factors described in Cognos’ Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC, and Applix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC. Cognos and Applix assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.
*****

On September 17, 2007, Applix and Cognos jointly announced that on September 14, 2007, they received early termination of the review period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the tender offer by Dimension Acquisition Corp., a wholly owned indirect subsidiary of Cognos, for all of the issued and outstanding shares of common stock of Applix. Conditions to the tender offer that remain outstanding include, among others, the valid tender pursuant to the tender offer of over 50% of the outstanding shares of common stock of Applix, on a fully diluted basis, and receipt of other required regulatory approvals.
The joint press release was furnished as an exhibit to a Current Report on Form 8-K filed by Applix on September 17, 2007, which is incorporated by reference into this filing.

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